SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)1

Apollo Gold Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

03761E102
(CUSIP Number)

March 26, 2008*
(Date of Event Which Requires Filing of this Statement)

*NOTE:  THIS 13G AMENDMENT FILING IS BEING MADE TO CORRECT THE 13G/A FILED BY
THE REPORTING PERSONS ON FEBRUARY 14, 2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       ☐  Rule 13d-1(b)

       ☒  Rule 13d-1(c)

       ☐  Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 03761E102	13G	Page 2 of 8 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 20,893,933*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 20,893,933*
	(8)	Shared Dispositive Power 0
9)

Aggregate Amount Beneficially Owned by Each Reporting Person

20,893,933*
*The reporting person owns 3,133,333(1) shares of common stock of the issuer, and warrants exercisable to acquire an additional 600,600(2) shares of common stock, plus a convertible debenture in the amount of $4,290,000 which may be converted into 8,580,000 common shares and warrants exercisable to acquire an additional 8,580,000 common shares. The warrants and convertible debenture are not convertible into common shares if, as a result of a conversion or exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.

(1) As of the current date, the reporting persons have sold 2,499,990 of the 5,633,323 common shares reported in the February 14, 2008 13G/A, leaving a balance of 3,133,333 common shares held as of the current date.
(2) The 600,000 warrants reported above were erroneously reported as 9,180,600 warrants in the 13G/A filed by the reporting persons on February 14, 2008.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 03761E102	13G	Page 3 of 8 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
11)

Percent of Class Represented by Amount in Row (9)

Up to 9.9999%**
**The percentages used herein are calculated based upon 160,965,258 outstanding shares of the issuer as of March 18, 2008, plus 17,760,600 common shares in aggregate underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

12)	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03761E102	13G	Page 4 of 8 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William Philip Seymour Richards
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 350,000*
	(6)	Shared Voting Power 21,243,933*
	(7)	Sole Dispositive Power 350,000*
	(8)	Shared Dispositive Power 21,243,933*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person

21,243,933*
*William Philip Seymour Richards owns 350,000 common shares and has voting and dispositive control over the following additional securities beneficially owned by RAB Special Situations Master Fund Limited: 3,133,333(1) shares of common stock of the issuer, warrants exercisable to acquire an additional 600,600(2) shares of common stock, and a convertible debenture in the amount of $4,290,000 which may be converted into 8,580,000 common shares and warrants exercisable to acquire an additional 8,580,000 common shares. The warrants and convertible debenture are not convertible into common shares if, as a result of a conversion or exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.

(1) As of the current date, the reporting persons have sold 2,499,990 of the 5,633,323 common shares reported in the February 14, 2008 13G/A, leaving a balance of 3,133,333 common shares held as of the current date.
(2) The 600,000 warrants reported above were erroneously reported as 9,180,600 warrants in the 13G/A filed by the reporting persons on February 14, 2008.

10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 03761E102	13G	Page 5 of 8 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
11)

Percent of Class Represented by Amount in Row (9)

Up to 9.9999%**
**The percentages used herein are calculated based upon 160,965,258 outstanding shares of the issuer as of March 18, 2008, plus 17,760,600 common shares in aggregate underlying convertible securities which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

12)	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03761E102	13G	Page 6 of 8 Pages

Item 1 (a)	Name of Issuer:
Apollo Gold Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
5655 S. Yosemite St., Suite 200 Greenwood Village, Colorado 80111
Item 2 (a)	Name of Person Filing: i) RAB Special Situations (Master) Fund Limited (ii) William Philip Seymour Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
(i) RAB Special Situations (Master) Fund Limited
        P.O. Box 908 GT
        Walker House Mary Street
        George Town, Cayman Islands

(ii)   William Philip Seymour Richards
        c/o RAB Capital
        No. 1 Adam Street
        London W2CN 6LE
United Kingdom
Item 2 (c)	Citizenship: i) Cayman Islands ii) United Kingdom
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
03761E102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 03761E102	13G	Page 7 of 8 Pages

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).
☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

CUSIP No. 03761E102	13G	Page 8 of 8 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2008 (Date)

RAB Special Situations (Master) Fund Limited
by Simon Gywther and Fraser McGee

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/  Simon Gwyther
(Signature)

/s/  Fraser McGee
(Signature)

March 27, 2008 (Date)

/s/ William Philip Seymour Richards William Philip Seymour Richards